VIA EDGAR


                                                              September 17, 2009


Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile No.: (703) 813-6982


     Re: Chemical and Mining Company of Chile Inc. Form 20-F for the Fiscal Year
         Ended December 31, 2008  Filed on June 30, 2009 (File No. 033-65728)


Dear Mr. Hiller:


         This letter is in response to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated August 19, 2009 (the "Comment Letter") related to the annual report on Form 20-F for the fiscal year ended December 31, 2008 (the "Form 20-F") of Chemical and Mining Company of Chile Inc. (the "Company").

         In connection with responding to the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company's responses to the Staff's comments are set forth below. References to the "Company", "we", "us" and "our" in the responses set forth below are to the Company, unless the context otherwise requires. All references in the Company's response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

         For convenience, the Company has included the SEC staff's comments in italics followed by the Company's response.

Form 20-F for the Fiscal Year ended December 31, 2008
-----------------------------------------------------

Financial Statements
--------------------

Note 2 - Summary of Significant Accounting Policies F-9
-------------------------------------------------------

t) Revenue Recognition, Page F-19
---------------------------------


Comment 1:


1. We note your disclosure in which you state that you recognize revenue on the date goods are physically delivered or when they are considered delivered to the customers according to the terms of the contracts. For U.S. GAAP purposes, revenues should not be recognized until the customer has taken title and assumed the risks and rewards of ownership of the goods. Please explain any differences between your policy and that which is required for U.S. GAAP in Note 30 and tell us about any transactions where revenue has been recognized prior to title being transferred.


Response 1:


Under statutory GAAP we recognize revenues from sale of our products in accordance with Technical Bulletin No. 70, Recognition of revenue from sales of goods and services of the Chilean Association of Accountants, when all of the following conditions are fulfilled:

     (a) we have transferred to the buyer the significant risks and benefits of ownership of assets;

     (b) we do not maintain administrative involvement, to the degree usually associated with ownership, and we do not retain effective control over the goods sold;

     (c) the amount of revenue can be reliably quantified;

     (d) there is a reasonable degree of certainty that economic benefits associated with the transaction will flow to us, and

     (e) the costs incurred or to be incurred relating to the sale, can be quantified reliably.

We believe our revenue recognition policy described above is consistent with SAB 104 that establishes that all following four basic criteria be met before revenue can be considered realized (or realizable) and earned:

     (a) persuasive evidence of an arrangement exists;

     (b) delivery has occurred or services have been rendered;

     (c) the seller's price to the buyer is fixed or determinable, and


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


     (d) collectibility is reasonably assured.

Accordingly, we are of the opinion that there is no difference between our revenue recognition policy and that required under U.S. GAAP, and therefore, we did not include respective discussion and adjustments for that concept in the
Note 30 to our consolidated financial statements.


Comment 2:


2. We understand that you record deferred income when invoices are issued for goods not delivered prior to the balance sheet date. Please explain to us the circumstances under which you would invoice a customer prior to the goods being delivered and clarify whether a receivable is recognized at the time the invoice is issued. For U.S. GAAP purposes, the recognition of a receivable should coincide with the recognition of revenue rather than deferred revenue. Deferred revenue may originate when cash is received from a customer for goods or services not yet provided. Please address this difference in accounting in your U.S. GAAP reconciliation at Note 30.


Response 2:


We record deferred income when we issue sales invoices to our clients but actual deliveries of products to them do not occur before reporting date. This does not necessarily coincide with the receipt of cash from customers. When we do not receive cash in such arrangements the corresponding entry is made to the accounts receivable. Such treatment is a common practice in marketing of agriculture products in Chile. Deferred income is principally recognized in our subsidiary Soquimich Comercial S.A. (ThUS$ 13,732 as of December 31, 2008) which sells its products to farmers in Chile, who due to their limited storage capacity ask to be billed but at the same time request that Soquimich Comercial S.A. not ship products billed until specifically instructed by them. Those and other goods invoiced and recorded as deferred income as of December 31, 2008 by our other Chilean subsidiaries (in the amount of ThUS$ 17,989) were physically delivered to clients during 2009. Consistent with our policy described in Response 1 above we do not recognize revenues before significant risks and benefits related to ownership of goods has been transferred to our customers which usually coincides with physical delivery of goods to them. We consider amounts of this magnitude as insignificant to our total assets, individually and in aggregate.

The following table presents amounts and percentages of our total assets from the transactions with deferred income in the years ended December 31, 2008, 2007 and 2006 (unrecognized as of December 31, 2008, 2007 and 2006, respectively) (amounts in ThUS$, except for percentages):


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


                                         2008           2007           2006

Deferred income                          31,722         10,858         4,065

Total Assets                             2,567,215      1,986,319      1,871,202

% Deferred income in Total
Assets                                   1,2%           0,6%           0,2%

The accounting we apply to the transactions described does not lead to recognition of revenues in the income statement before revenue recognition criteria discussed in Response 1 above are met. As such we believe this accounting treatment does not represent a difference affecting net income or total shareholders' equity as compared to U.S. GAAP. Consequently we do not include discussion of this in Note 30 to our consolidated financial statements.


Comment 3:


3. We note your disclosure stating "Income from sales by installment is determined discounting the cash nominal value, using the interest rate implicit for this type of sale. In this manner, interest not accrued at financial statement closing date is presented as a decrease in the value of the respective documents and as it accrues during the course of time, it recognized as interest income". Please tell us the conditions under which revenue is recognized by this installment method, and the percentage of your revenues it represents for each financial statement period presented. Please include details sufficient to understand how your accounting complies with paragraph 1 of Chapter 1A of ARB 43 and paragraph 12 of APB 10 for U.S. GAAP purposes, if that is your view.


Response 3:


Our revenue recognition policy considers recognition of implied interest income related to sales to certain customers for which we accept extended payment terms over our customary trade terms (approximately 90 days on average) in the normal course of business. We believe that in such transactions apart from selling our products we also provide financing to the customers. As such in addition to the result on sale we recognize interest income on an accrual basis over the payment term using the effective interest rate method. In our opinion such policy is consistent with APB 21, Interest on Receivables and Payables. The transactions with the extended payment terms described in this paragraph do not constitute sale in installments to which paragraph 1 of Chapter 1A of ARB 43, Restatement and Revision of Accounting Research Bulletins and paragraph 12 of APB 10, Omnibus Opinion--1966 would be applicable. The following table presents amounts and percentages of our revenues from the transactions with extended payments terms and interest income earned from them in the years ended December 31, 2008, 2007 and 2006 as well as amount of deferred interest to be


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


recognized in following periods (unrecognized as of December 31, 2008, 2007 and 2006, respectively) (amounts in ThUS$, except for percentages):


                                                                     2008         2007           2006
Total sales                                                      1,774,119     1,187,527      1,042,886
Sales with extended payment terms                                  146,345       126,273         97,861
% of sales with extended payment terms in total
sales                                                                8.25%        10.63%          9.38%
Interest income earned                                               6,152         2,565          2,231
Deferred income to be recognized in following
periods                                                              2,662         1,368            937




x) Provisions for Mine Closure Costs, page F-20
-----------------------------------------------


Comment 4:


4. We note your disclosure indicating that you recognize provisions to cover costs associated with closure of mining facilities and mitigation of environmental damage. Please explain to us in further detail how you recognize obligations associated with the closure of your mining facilities, and why you believe this accounting policy is consistent with the U.S. GAAP guidance found in SFAS 143 as there appears to be no reconciling item at Note 30 relating to this particular policy. Further, as an Item 18 filer you should disclose all information required by U.S. GAAP. Please submit the disclosures that you propose to comply with paragraph 22 of SFAS 143 for any asset retirement obligations you have recorded.


Response 4:


We record provisions to cover costs associated with closure of mining facilities and related dismantling and restoration activities as we have legal obligations associated with certain of our long-lived assets resulting from their acquisition, construction, development or normal operation. Our obligation is principally derived from the provisions of the Reglamento de Seguridad Minera (Mining Security Regulation), Supreme Decree No. 132 of the Chilean Ministry of Mining which, among others, requires us to withdraw certain assets and make certain restoration works in our mining facilities once they have completed their period of operation. We recognize the obligation (provision) when a reasonable estimate of its fair value can be made. We determine the amount as the present value of the estimated costs to be incurred when performing dismantling and restoration activities discounted using a credit-adjusted risk-free rate. We believe that the determination of the obligation is in accordance with the U.S. GAAP guidance found in SFAS 143, Accounting for Asset Retirement Obligations.

According to operational studies we have developed in relation to the closure of our mines, the average remaining term until dismantling and restoration work will be required is 25 years. Considering such long-term horizon and relatively low level of associated estimated


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


costs due to nature of our operations and assets involved, the provision determined by us amounts to ThUS$ 3,181 and ThUS$ 1,992 as of December 31, 2008 and 2007, respectively. We consider amounts of this magnitude as insignificant to our financial position, results of operations and cash flows and consequently we recognize changes in the provision for closure of our mining facilities directly in the income statement. For the same reason we did not include additional disclosures in the Notes to our consolidated financial statements other than those in Note 2x) and Note 15a).


Should you have any question or comments about the responses in this letter, please contact the undersigned at (56-2)-425-2485. Alternatively, please contact Patricio Vargas at (56-2) 425-2274.




                                               Sincerely,

                                               /s/ Ricardo Ramos R.

                                               Ricardo Ramos R.
                                               Chief Financial Office & Business
                                               Development Senior Vice President


VIA EDGAR AND TELECOPIER
--- ----- --- ----------

cc:    Ms. Joanna Lam
       Ms. Jennifer Gallagher








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